14042318

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43093

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/13 (MM/DD/YY) AND ENDING 10/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitzel Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2477 John F. Kennedy Road, Suite 201
(No. and Street)

Dubuque (City) Iowa (State) 52002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Weitzel (563)583-6020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nigl Nigl & Mathe LLP
(Name – *if individual, state last, first, middle name*)

2450 Witzel Avenue (Address) Oshkosh (City) WI (State) 54904 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 12/31/14

1/5/14

OATH OR AFFIRMATION

I, Timothy J. Weitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitzel Financial Services, Inc., as of October 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANICE M MARKUS
Notary Seal - Iowa
Commission No: 158526
My Commission Expires: 11-15-17

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Exemption Report under Paragraph (k) of SEC Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weitzel Financial Services, Inc.
Dubuque, Iowa

Financial Statements

October 31, 2014

Table of Contents — *Page(s)*

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying statement of financial condition of Weitzel Financial Services, Inc. as of October 31, 2014, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Weitzel Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weitzel Financial Services, Inc. as of October 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commision has been subjected to the audit procedures performed in conjunction with the audit of Weitzel Financial Services, Inc.'s financial statements. The computation of net capital under rule 15c3-1 of the Securities and Exchange Commision is the responsibility of Weitzel Financial Services, Inc.'s management. Our audit procedures included determining whether the computation of net capital under rule 15c3-1 of the Securities and Exchange Commision reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital under rule 15c3-1 of the Securities and Exchange Commision. In forming our opinion on the computation of net capital under rule 15c3-1 of the Securities and Exchange Commision, we evaluated whether the computation of net capital under rule 15c3-1 of the Securities and Exchange Commision, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commision is fairly stated, in all material respects, in relation to the financial statements as a whole.

Nigl Nigl & Mathe LLP
Oshkosh, Wisconsin
December 10, 2014

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

Weitzel Financial Services, Inc.
Statement of Financial Condition
October 31, 2014

ASSETS		
Current Assets		
Cash	$	98,961
Accounts Receivable		73
Commissions Receivable		72,393
FINRA Holding Account		455
Form 8752 Deposit		1,939
Total Current Assets		173,821
Noncurrent Assets		
Equipment		154,489
Intangibles		17,000
Less: Accumulated Depreciation and Amortization		(71,637)
Net Noncurrent Assets		99,852
Total Assets	$	273,673
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable	$	44
Commissions Payable		8,946
Accrued Payroll		13,275
Accrued Simple IRA		1,472
Total Current Liabilities		23,737
Stockholder's Equity		
Common Stock, $10 Par Value, Authorized 1,000,000 Shares Issued 2,000 Shares		20,000
Additional Paid-In Capital		46,192
Retained Earnings		183,744
Total Stockholder's Equity		249,936
Total Liabilities and Stockholder's Equity	$	273,673

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements

Weitzel Financial Services, Inc.
Statement of Income
Year Ended October 31, 2014

Revenue	
Commissions	$ 1,100,480
Gain on Sale of Equipment	7,365
Auto Inclusion	4,017
Interest Income	42
Total Revenue	1,111,904
Operating Expenses	
Wages	332,054
Commissions	389,778
Simple IRA Match	12,832
Payroll Taxes	33,339
Seminars and Educational	365
Office Supplies	9,720
Telephone	4,110
Repairs and Maintenance	622
Casual Labor	1,117
Postage	3,057
Insurance and Bonding	18,062
Licenses and Fees	7,999
Advertising	1,838
Professional Fees	23,911
Meals and Entertainment	185
Vehicle Expense	7,567
Rent	43,113
Depreciation and Amortization	25,490
Total Operating Expenses	915,159
Income before Income Taxes	196,745
Income Tax (Expense)	9,481
Net Income	$ 206,226

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements

Weitzel Financial Services, Inc.
Statement of Stockholder's Equity
Year Ended October 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - October 31, 2013	$ 20,000	$ 46,192	$ 86,518	$ 152,710
Dividends	-	-	(109,000)	(109,000)
Net Income			206,226	206,226
Balance - October 31, 2014	$ 20,000	$ 46,192	$ 183,744	$ 249,936

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements

Weitzel Financial Services, Inc.
Statement of Cash Flows
Year Ended October 31, 2014

Operating Activities:	
Net Income	$ 206,226
Changes to Net Income Not Affecting Cash:	
Depreciation and Amortization	25,490
(Gain) on Asset Disposal	(7,365)
Deferred Income Taxes	(9,481)
Changes in Assets and Liabilities:	
Accounts Receivable	(73)
Commissions Receivable	(2,196)
FINRA Holding Account	727
Prepaid Payroll	7,383
Form 8752 Deposit	(1,939)
Accounts Payable	(2,246)
Commissions Payable	(4,604)
Accrued Payroll	(24,376)
Accrued Simple IRA	1,472
Income Tax Payable	(459)
Net Cash From Operating Activities	188,559
Investing Activity:	
Purchase of Property and Equipment	(33,770)
Net Cash (Used) for Investing Activities	(33,770)
Financing Activity:	
Dividends Paid	(109,000)
Net Cash (Used) for Financing Activities	(109,000)
Net Increase in Cash	45,789
Cash at Beginning of Year	53,172
Cash at End of Year	$ 98,961

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements

Weitzel Financial Services, Inc.
Notes to Financial Statements
October 31, 2014

NOTE 1. Principal Activity and Significant Accounting Policies

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company limits its activity to selling mutual funds, insurance, annuities, and variable annuities.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to make payments out directly to the fund into which the customer is investing.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. Weitzel Financial Services, Inc. operates in the northeastern Iowa, southwestern Wisconsin, and northwestern Illinois areas. Due to this, the Company's operations are dependent upon this region's economic condition.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from three to ten years. Depreciation expense was $24,357 for the year ended October 31, 2014.

Intangible Assets

Intangible assets are carried at cost. Amortization is computed using the straight-line method over a period of 15 years. Amortization expense was $1,133 for the year ended October 31, 2014.

Impairments

Management reviews assets on an annual basis for possible impairment. Management considers assets to not be impaired and therefore has not reported any impairment loss.

NOTE 1. Principal Activity and Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as an S corporation. Under those provisions, the Company does not pay corporate income taxes on its taxable income (other than federal "built-in gains" taxes and certain state income taxes). Instead, the stockholders are liable for individual federal and state income taxes on their proportionate shares of the Company's taxable income.

The Company accounts for income taxes in accordance with FASB ASC Topic 740-10 (FIN 48), which prescribes a comprehensive model for the financial statement recognition, measurement, classification, and disclosure of uncertain tax positions. Differences between a tax position taken or expected to be taken in the Company's income tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded in the statement of financial position as either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2011.

Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are uncollateralized obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivable are recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

NOTE 1. Principal Activity and Significant Accounting Policies (Continued)

Advertising

The Company expenses all advertising costs as incurred. Total costs expensed during the year ended October 31, 2014 were $1,838.

Subsequent Events

The Company has evaluated subsequent events through December 10, 2014, the date which the financial statements were available to be issued.

NOTE 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule l5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of October 31, 2014, the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net Capital Ratio	.18/1
Net Capital	$ 134,670
Net Capital Requirement	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 3. Reserve Requirements

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements, and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 4. Operating Leases

The Company has entered into a 60 month lease for office space, which includes base rent, property tax, building insurance and common area maintenance, effective January 1, 2012, through December 31, 2016. Total base rent expense for the year ended October 31, 2014, was $43,113.

Future minimum lease payments are as follows:

Year Ending October 31,	
2015	$ 38,760
2016	38,760
2017	6,460
	$ 83,980

NOTE 5. Simple IRA

The Company offers its employees a Simple IRA plan. Employees must earn at least $5,000 per year during any one preceding year and be expected to earn at least $5,000 in the current year to be eligible to participate in the plan. Employer and employee contributions are vested immediately. The Company will contribute 100% of the first 3% of compensation that employees contribute to the plan. The Simple IRA match was $12,832 for the year ended October 31, 2014.

NOTE 6. Intangible Asset

The Company has recorded an intangible asset for a client list purchased from a former broker.

Cost of Client List	$	17,000
Less: Accumulated Amortization		(13,976)
Unamortized Cost at October 31, 2014	$	3,024

Amortization expense for the year ended October 31, 2014, was $1,133.

Amortization expense for succeeding years is as follows:

Year Ending October 31,		
2015	$	1,133
2016		1,133
2017		758
	$	3,024

Supplementary Information

Weitzel Financial Services, Inc.
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
October 31, 2014

NET CAPITAL

Total Stockholder's Equity from the Statement of Financial Condition	$	249,936
Deductions		
Equipment		(99,852)
Commission Receivables-Var. Annuities		(14,959)
Holding Account		(455)
Net Capital before Haircuts		134,670
Haircuts on Marketable Securities		-----
Net Capital	$	134,670

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required – Higher of 6 2/3% times Aggregate Indebtedness or $5,000	$	5,000

AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Included in the Statement of Financial Condition	$	23,737
Ratio of Aggregate Indebtedness to Net Capital		.18/1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Part IIA of Form X-17A-5, as originally filed	$	134,670
Adjustment for Income Tax Payable		-
Adjustment for Deferred Taxes		-
Net Capital, as adjusted	$	134,670

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2014, which were agreed to by Weitzel Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Weitzel Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Weitzel Financial Services, Inc.'s management is responsible for Weitzel Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nigl Nigl & Mathe LLP
Oshkosh, Wisconsin
December 10, 2014

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

Weitzel Financial Services, Inc.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended October 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-043093 FINRA OCT 11/19/1990
WEITZEL FINANCIAL SERVICES
2477 JOHN F KENNEDY RD STE 201
DUBUQUE, IA 52002-2833

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Diane Weitzel 563-583-6020

2. A.	General Assessment (item 2e from page 2)		$ 10.33
B.	Less payment made with SIPC-6 filed (exclude interest) 05/15/2014 Date Paid		(2.78)
C.	Less prior overpayment applied		(0)
D.	Assessment balance due or (overpayment)		0
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 7.55
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 7.55	
H.	Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Weitzel Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Owner / President
(Title)

Dated the 05 day of December, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 11/01, 2013
and ending 10/31, 2014

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,111,904.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,107,772.
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C): ____________________ (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	1,107,772.
2d. SIPC Net Operating Revenues	$ 4,132.
2e. General Assessment @ .0025	$ 10.33 (to page 1, line 2.A.)

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have reviewed management's statements, included in the accompanying exemption report under paragraph (k) of SEC rule 15c3-3, in which (1) Weitzel Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Weitzel Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) Weitzel Financial Services, Inc. stated that Weitzel Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Weitzel Financial Services Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Weitzel Financial Services Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Nigl Nigl & Mathe LLP
Oshkosh, Wisconsin
December 10, 2014

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

Weitzel Financial Services, Inc.
Exemption Report Under Paragraph (k) of SEC Rule 15c3-3
October 31, 2014

Weitzel Financial Services, Inc. is exempt from the provisions of Rule 240.15c3-3, because it meets the exemption provision set for in paragraph 240.15c3-3(k)(1).

Weitzel Financial Services, Inc. met the exemption provision in paragraph 240.15c3-3(k)(1) throughout the year ended October 31, 2014, the most recent fiscal year, without exception.